Dreyfus New York Tax Exempt Bond Fund, Inc.
Statement of Investments
February 28, 2006 (Unaudited)

Long-Term Municipal Investments--98.4%	Principal Amount ($)	Value ($)
New York--96.6%		
Albany Industrial Development Agency, LR		
(New York Assembly Building Project) 7.75%, 1/1/2010	615,000	673,726
Battery Park City Authority, Revenue:		
5.25%, 11/1/2018	10,000,000	10,925,600
5.25%, 11/1/2019	12,000,000	13,110,720
Erie County Industrial Development Agency, Life Care Community		
Revenue (Episcopal Church Home) 6%, 2/1/2028	1,500,000	1,553,865
Erie County Tobacco Asset Securitization Corp.,		
Tobacco Settlement Asset-Backed 5%, 6/1/2038	10,000,000	9,818,500
Huntington Housing Authority, Senior Housing Facility		
Revenue (Gurwin Jewish Senior Residences)		
6%, 5/1/2039	5,750,000	5,818,885
Islip Union Free School District Number 2:		
5%, 7/1/2017 (Insured; FGIC)	2,160,000	2,342,650
5%, 7/1/2018 (Insured; FGIC)	2,215,000	2,397,804
Long Island Power Authority, Electric System Revenue:		
5.25%, 12/1/2014 (Insured; FSA)	16,000,000	17,812,000
5.375%, 5/1/2033	8,000,000	8,530,320
Metropolitan Transportation Authority, Revenue:		
Commuter Facilities 6%, 7/1/2008		
(Insured; FGIC)	9,000,000 a	9,527,130
Dedicated Tax Fund		
5.25%, 11/15/2025 (Insured; FSA)	11,000,000	11,824,670
Service Contract 5.50%, 7/1/2024 (Insured; MBIA)	10,000,000	10,937,700
Monroe Tobacco Asset Securitization Corp., Tobacco Settlement Asset		
Backed 6.625%, 6/1/2010	500,000 a	566,405
Municipal Assistance Corporation for the City of New York,		
Revenue 6.25%, 7/1/2007	14,455,000 a	15,275,177
Nassau County Industrial Development Agency, IDR		
(Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	12,750,000	13,227,742
New York City:		
5.875%, 8/1/2006 (Insured; MBIA)	9,525,000 a	9,769,030
5.75%, 2/1/2007 (Insured; AMBAC)	3,505,000	3,564,550
7.25%, 8/15/2007	210,000 a	221,539
7.25%, 8/15/2007	1,290,000	1,357,635
5.80%, 8/1/2011	190,000	190,353
5.25%, 8/1/2015	10,170,000	11,099,436
5.75%, 8/1/2016 (Insured; AMBAC)	5,000,000	5,598,500
5.25%, 5/15/2018 (Insured; MBIA)	15,000,000	16,482,600
5%, 11/1/2018	14,555,000	15,496,854
5%, 11/1/2019	10,000,000	10,624,600
5%, 12/1/2020	16,000,000	16,959,040
5.50%, 6/1/2023	1,000,000	1,087,380
5.875%, 8/1/2024 (Insured; MBIA)	4,175,000	4,281,212
5.25%, 8/15/2025	7,475,000	8,026,356
5.25%, 8/15/2026	8,750,000	9,395,400
New York City Industrial Development Agency:		
Civic Facility Revenue		
(United Jewish Appeals Federation Project) 5%, 7/1/2027	1,000,000	1,053,230
Special Facility Revenue:		
(American Airlines, Inc. John F. Kennedy International		
Airport Project) 8%, 8/1/2028	15,000,000	16,496,700
New York City Municipal Water Finance Authority, Water		
and Sewer Systems Revenue:		
5.75%, 6/15/2007 (Insured; MBIA)	13,000,000 a	13,517,140
5.625%, 6/15/2019 (Insured; MBIA)	9,340,000	9,495,791
5.50%, 6/15/2010	12,890,000 a	14,045,975
New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
5.75%, 8/15/2009	5,000,000 a	5,420,200
6%, 8/15/2009 (Insured; FGIC)	5,000,000 a	5,460,700
6%, 8/15/2009	1,000,000 a	1,092,140
5%, 11/1/2012	25,120,000	27,103,978
Zero Coupon, 11/1/2029	9,000,000	7,299,450
New York Convention Center Development Corp., Revenue		
(Hotel Unit Fee Secured)		
5%, 11/15/2030 (Insured; AMBAC)	10,580,000	11,218,397
New York Counties Tobacco Trust, Tobacco Settlement Pass		
Through:		
6.50%, 6/1/2010	675,000 a	759,902
6.50%, 6/1/2035	325,000	346,414
New York State		
5.50%, 7/15/2006	10,165,000 a	10,350,308

New York State Dormitory Authority, Revenues:			
8.996%, 5/15/2011	9,950,000	b,c	11,969,253
(City University Systems):			
5.50%, 7/1/2006 (Insured; AMBAC)	16,315,000	a	16,759,910
5.50%, 7/1/2009 (Insured; FSA)	10,000,000	a	10,738,700
5.50%, 7/1/2016 (Insured; AMBAC)	6,685,000		6,864,292
5.625%, 7/1/2016 (Insured; FGIC)	9,120,000		10,335,696
(Columbia University):			
5%, 7/1/2019	16,530,000		18,101,342
5%, 7/1/2023	10,255,000		11,120,625
Health, Hospital and Nursing Home:			
Department of Health:			
5%, 7/1/2010	7,465,000		7,858,256
5%, 7/1/2011	8,200,000		8,693,640
(Memorial Sloan Kettering Cancer Center)			
5.75%, 7/1/2020 (Insured; MBIA)	3,000,000		3,559,530
(Menorah Campus)			
6.10%, 2/1/2037 (Insured; FHA)	8,300,000		8,644,533
Mental Health Services Facilities Improvement:			
5%, 8/15/2014 (Insured; FGIC)	9,215,000		9,993,575
5%, 8/15/2019 (Insured; FGIC)	11,130,000		11,948,278
5%, 2/15/2021 (Insured; FGIC)	5,000,000		5,348,200
(Miriam Osborne Memorial Home)			
6.875%, 7/1/2025 (Insured; ACA)	6,105,000		6,862,753
(Mount Sinai NYU Health Obligated Group):			
6.50%, 7/1/2025	1,000,000		1,080,290
5.50%, 7/1/2026	3,000,000		3,051,420
5.50%, 7/1/2026	3,000,000		3,051,420
(North Shore University Hospital at Forest Hills)			
5.50%, 11/1/2013 (Insured; MBIA)	2,625,000		2,922,281
(Winthrop University Hospital Association)			
5.50%, 7/1/2032	1,000,000		1,046,280
(New York University)			
5.75%, 7/1/2027 (Insured; MBIA)	25,625,000		30,920,406
(Rockefeller University) 5%, 7/1/2032	21,505,000		22,507,778
(School District Financing Program)			
5.375%, 10/1/2022 (Insured; MBIA)	35,000,000		38,090,500
State Personal Income Tax:			
5%, 3/15/2013	8,150,000	a	8,838,105
5.05%, 3/15/2013	500,000	a	543,760
5.375%, 3/15/2013	7,370,000	a	8,162,717
(State University Educational Facilities):			
5.75%, 5/15/2010 (Insured; FSA)	2,000,000	a	2,196,180
5.875%, 5/15/2011	100,000		110,221
7.50%, 5/15/2011	2,105,000		2,355,874
7.50%, 5/15/2011	1,180,000	a	1,340,433
5.50%, 7/1/2011 (Insured; FGIC)	10,000,000	a	10,963,700
5.50%, 5/15/2013 (Insured; MBIA)	100,000		111,253
5.50%, 5/15/2013 (Insured; FGIC)	10,035,000		11,130,722
8.361%, 5/15/2013 (Insured; MBIA)	6,450,000	b,c	7,901,572
5.75%, 5/15/2016 (Insured; FSA)	4,000,000		4,641,680
Third General Resolution			
5.25%, 11/15/2012 (Insured; MBIA)	10,000,000		10,940,200
New York State Energy Research and Development Authority, PCR (Central Hudson Gas) 5.45%, 8/1/2027 (Insured; AMBAC)	9,000,000		9,590,400
New York State Environmental Facilities Corp., State Clean Water and Drinking Revolving Funds Revenue (New York City Municipal Water Finance Authority Project) 5.25%, 6/15/2020	13,745,000		14,923,221
New York State Housing Finance Agency, Revenue:			
Health Facilities 6%, 5/1/2008	10,000		10,188
Multi-Family Housing Secured Mortgage			
9.246%, 5/1/2008 (Guaranteed; SONYMA)	4,995,000	b,c	5,182,912
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue 6.125%, 2/15/2007 (Insured; FHA)	1,630,000	a	1,664,556
New York State Mortgage Agency, Homeowner Mortgage, Revenue:			
5.40%, 10/1/2010	160,000		165,598
8.13%, 10/1/2010	1,380,000	b,c	1,476,572
5.55%, 10/1/2012	190,000		196,507
8.43%, 10/1/2012	2,405,000	b,c	2,569,743
5.80%, 10/1/2028	8,605,000		8,837,507
5.85%, 10/1/2028	6,270,000		6,479,794
5.40%, 4/1/2029	9,830,000		10,042,623
5.875%, 4/1/2030	4,740,000		4,901,255
New York State Municipal Bond Bank Agency, Special School Purpose Revenue 5.50%, 6/1/2012	3,500,000		3,833,935
New York State Power Authority, Revenue and General Purpose:			
5%, 11/15/2015 (Insured; MBIA)	4,475,000		4,814,787
5%, 11/15/2017 (Insured; FGIC)	6,765,000		7,353,555
5%, 11/15/2019	18,210,000		19,511,105
5%, 11/15/2020 (Insured; FGIC)	2,500,000		2,700,500
5%, 11/15/2021	11,000,000		11,666,050
New York State Thruway Authority:			
General Revenue:			
5%, 1/1/2023 (Insured; AMBAC)	13,000,000		13,874,640
5%, 1/1/2026 (Insured; AMBAC)	10,000,000		10,611,800
Second General Highway Bridge and Trust Fund			
5%, 4/1/2021 (Insured; AMBAC)	30,000,000		32,332,200
Service Contract Revenue (Local Highway and Bridge):			
5.25%, 4/1/2007	1,450,000	a	1,507,449
6%, 4/1/2007	3,800,000	a	3,980,842
6%, 4/1/2007	2,800,000	a	2,933,252
5.25%, 4/1/2010	7,950,000		8,249,238
6%, 4/1/2011	2,200,000		2,300,078
6%, 4/1/2012	2,395,000		2,503,949
New York State Urban Development Corp.:			
Correctional Capital Facilities			
5.25%, 1/1/2011 (Insured; FSA)	8,660,000	a	9,335,134
Local or Guaranteed Housing			
5.50%, 7/1/2016 (Insured; FHA)	10,000,000		10,266,800
State Facilities 5.70%, 4/1/2020 (Insured; MBIA)	20,000,000		23,117,000
State Personal Income Tax Revenue (Economic Development and Housing):			
5%, 12/15/2022 (Insured; AMBAC)	8,520,000		9,165,134
5%, 12/15/2023 (Insured; AMBAC)	8,175,000		8,773,492
Niagara County Industrial Development Agency, SWDR 5.55%, 11/15/2015	2,500,000		2,619,475
Niagara Falls City School District, COP, High School Facility:			
5%, 6/15/2025 (Insured; FSA)	3,365,000		3,555,627
5%, 6/15/2028 (Insured; FSA)	4,155,000		4,367,570
Niagara Falls Public Water Authority, Water and Sewer System Revenue 5%, 7/15/2028 (Insured; XLCA)	1,000,000		1,056,290
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project) 9%, 10/1/2007	1,200,000		1,300,464
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project) 5.70%, 1/1/2028	4,600,000		4,680,316
Port Authority of New York and New Jersey:			
(Consolidated Bond 93rd Series)			
6.125%, 6/1/2094	15,000,000		18,233,550
(Consolidated Bond 121st Series)			
5.375%, 10/15/2035 (Insured; MBIA)	14,950,000		15,518,997
(Consolidated Bond 132nd Series)			
5%, 9/1/2033	11,300,000		11,851,666
Special Obligation Revenue (JFK International Air Terminal-6):			
6.25%, 12/1/2013 (Insured; MBIA)	6,000,000		6,764,460
6.25%, 12/1/2014 (Insured; MBIA)	10,000,000		11,415,300
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue:			
5.25%, 10/15/2018 (Insured; MBIA)	15,000,000		16,549,800
5%, 10/15/2025 (Insured; MBIA)	7,500,000		7,983,300
5%, 10/15/2026 (Insured; MBIA)	34,250,000		36,457,070
Suffolk County Industrial Development Agency, Solid Waste Disposal Facilities Revenue (Ogden Martin Systems):			
5.75%, 10/1/2006 (Insured; AMBAC)	25,000		25,344
7.97%, 10/1/2006 (Insured; AMBAC)	4,925,000	b,c	5,060,536
Tobacco Settlement Financing Corp of New York, Asset-Backed Revenue (State Contingency Contract Secured) 5.50%, 6/1/2018	10,000,000		10,889,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) 6.20%, 2/1/2037 (Insured; FHA)	6,000,000		6,254,760
Triborough Bridge and Tunnel Authority, General Purpose Revenues:			
5.50%, 1/1/2012	18,635,000	a	20,541,174
5.375%, 1/1/2016	7,500,000	a	8,471,850
5.25% 11/15/2019	11,065,000		12,031,860
5.50%, 1/1/2022	10,540,000	a	12,317,571
5.125%, 11/15/2029	15,500,000		16,548,885
TSASC, Inc. of New York, Tobacco Settlement Asset-Backed Bonds:			
5.75%, 7/15/2012	19,910,000	a	22,249,425
5.125%, 6/1/2042	16,230,000		16,122,720
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project):			
6%, 6/1/2028	1,800,000		1,683,648
6.125%, 6/1/2038	1,000,000		929,870
U.S. Related--1.8%			
Commonwealth of Puerto Rico, Public Improvement:			
6%, 7/1/2007	5,000,000	a	5,246,950
5.50%, 7/1/2010 (Insured; FSA)	500,000		541,290
8.376%, 7/1/2010 (Insured; FSA)	4,800,000	b,c	5,592,768
6%, 7/1/2015 (Insured; MBIA)	3,000,000		3,518,610
Puerto Rico Highway and Transportation Authority, Transportation Revenue 6.649%, 7/1/2038 (Insured; MBIA)	1,000,000	b,c	1,071,050
Puerto Rico Infrastructure Financing Authority, Special Obligation 5.50%, 10/1/2040	5,000,000		5,420,050
Virgin Islands Public Finance Authority, Revenue 6.375%, 10/1/2019	1,000,000		1,111,460
Total Long-Term Municipal Investments (cost $1,190,160,541)			**1,245,717,601**

Short-Term Municipal Investments--1.3%

New York;

New York City, GO		
2.93% (LOC; KBC Bank)	2,500,000 d	2,500,000
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue		
2.93% (Liquidity Facility; The Bank of New York)	2,100,000 d	2,100,000
New York City Transitional Finance Authority:		
(Future Tax Secured)		
2.94% (Liquidity Facility; Citibank NA)	7,000,000 d	7,000,000
(New York City Recovery)		
2.94% (Liquidity Facility; JPMorgan Chase Bank)	1,000,000 d	1,000,000
New York State Dormitory Authority, Revenue		
(Oxford University Press Inc.)		
2.96% (LOC; Landesbank Hessen-Thuringen		
Girozentrale)	3,400,000 d	3,400,000

Total Short-Term Municipal Investments		
(cost $16,000,000)		**16,000,000**
Total Investments (cost $1,206,160,541)	**99.7%**	**1,261,717,601**
Cash and Receivables (Net)	**.3%**	**3,807,868**
Net Assets	**100.0%**	**1,265,525,469**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $40,824,406 or 3.2% of net assets.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.